

VYMEDIC, LLC
Colorado Limited Liability Company

Financial Statements (Unaudited) and
Independent Accountants' Review Report

December 31, 2019 and 2018

VYMEDIC, LLC

Years Ended December 31, 2019 and 2018

Table of Contents





Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

INDEPENDENT ACCOUNTANTS' REVIEW REPORT

To Management and Members of Vymedic, LLC
Englewood, Colorado

We have reviewed the accompanying consolidated financial statements of Vymedic, LLC (a Colorado limited liability Company, n/k/a Vymedic, Inc., a Delaware corporation) ("the Company"), which comprise the balance sheets as of December 31, 2019 and 2018, and the related statements of operations and changes in member's equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has suffered recurring losses, relies on outside funding, and has not yet commenced principal operations, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustment that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Fruci & Associates II, PLLC

Spokane, Washington

September 11, 2020

VYMEDIC, LLC

BALANCE SHEETS

December 31, 2019 and 2018

(unaudited)

	2019	2018
Assets		
Current assets		
Cash and cash equivalents	$ 2,032	$ 3,105
Total current assets	2,032	3,105
Total assets	$ 2,032	$ 3,105
Member's equity		
Total member's equity	$ 2,032	$ 3,105

See independent accountants' review report and accompanying notes to the financial statements.

2

VYMEDIC, LLC

STATEMENTS OF OPERATIONS AND CHANGES IN MEMBER'S EQUITY

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Revenue		
Sales, net	$ -	$ -
Operating expenses		
General and administrative	14,851	8,377
Professional fees	31,937	37,311
Total operating expenses	46,788	45,688
Net loss before income taxes	(46,788)	(45,688)
Provision for income taxes	-	-
Net loss	$ (46,788)	$ (45,688)
Changes in member's equity		
Beginning member's equity	$ 3,105	$ 2,204
Contributions from member	61,315	46,589
Distributions to member	(15,600)	-
Net loss	(46,788)	(45,688)
Ending member's equity	$ 2,032	$ 3,105

See independent accountants' review report and accompanying notes to the financial statements.

3

VYMEDIC, LLC

STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2019 and 2018

(unaudited)

	2019	2018
Cash flows from operating activities		
Net loss	$ (46,788)	$ (45,688)
Adjustments to reconcile net loss to net cash		
provided (used) by operating activities:		
Depreciation and amortization	-	-
Net cash used in operating activities	(46,788)	(45,688)
Cash flows from financing activities		
Proceeds from member contributions	61,315	46,589
Distributions to member	(15,600)	-
Net cash provided by financing activities	45,715	46,589
Net increase (decrease) in cash and cash equivalents	(1,073)	901
Cash and cash equivalents, beginning	3,105	2,204
Cash and cash equivalents, ending	$ 2,032	$ 3,105
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	-	-
Income taxes	-	-
	$ -	$ -

See accountants' review report and accompanying notes to the financial statements.

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Vymedic, LLC ("the Company") is a Colorado limited liability company headquartered in Parker, Colorado organized on March 12, 2008. The Company is researching, developing, and working towards producing an immune support supplement that will help individuals with common viruses such as the flu and cold. During 2020, Vymedic LLC redomiciled and incorporated under the laws of the State of Delaware.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2019 and 2018, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2019 and 2018, the Company recognized $2,053 and $704 in advertising costs, respectively, recorded under the heading 'General and administrative' in the statements of operations & changes in member's equity.

Research and Development Costs

Research and development costs, internally developed patents, research material, and administrative costs are expensed as incurred.   The Company has determined that the internally developed patents future economic benefit is uncertain as of the date of these financial statements, therefore development and filing costs are expensed as incurred.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

Level 3 - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Income Taxes

The Company is a limited liability company treated as a disregarded entity for federal and state income tax purposes. The Company's taxable income or loss is allocated to its members in accordance with their respective percentage of ownership. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

Recent Accounting Pronouncements

In July 2018, the FASB issued ASU 2018-07, Improvements to Nonemployee Share-Based Payment Accounting. The amendments expand the scope of ASC 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees and to supersede the guidance in ASC 505-50, Equity-Based Payments to Non-Employees. The accounting for nonemployee awards will now be substantially the same as current guidance for employee awards. ASU 2018-07 impacts all entities that issue awards to nonemployees in exchange for goods or services to be used or consumed in the grantor's own operations, as well as to nonemployees of an equity method investee that provide goods or services to the investee that are used or consumed in the investee's operations. ASU 2018-07 aligns the measurement-date guidance for employee and nonemployee awards using the current employee model, meaning that the measurement date for nonemployee equity-classified awards generally will be the grant date, while liability-classified awards generally will be the settlement date. ASU 2018-07 is effective for nonpublic business entities for fiscal years beginning after December 15, 2019, including interim periods within that fiscal year. The Company does not believe the adoption of this ASU will have a material effect on the financial statements.

No other recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events through September 11, 2020, the date these financial statements were available to be issued, identifying the following for disclosure:

On January 29, 2020, the Company entered into memorandum of understanding with an individual for advisory services in exchange for 320,000 shares of common shares at par value for a total of $32 in cash consideration.

During March 2020, the LLC converted to corporation in state of Delaware.

On May 6, 2020, the Company issued 3,061,000 shares of common stock for cash in the amount of $306, 2,741,000 of which were to its former managing member in exchange for previous membership interests in the LLC.

On July 20, 2020, the Company entered into consulting agreement for monthly fee of $10,000 broken down as $5,000 cash and issuance of shares valued at $5,000 in exchange for services received. The issuance of shares is contingent on the Company being able to raise $3,000,000 in working capital with a cap of $3,000,000 based on a valuation of the Company and prior to capital raise of $20,000,000.

On July 20, 2020, the Company issued 118,810 stock options in exchange for services exercisable at $0.01 per share, or an aggregate total of $1,188, under the 2020 Equity Incentive Plan. The Company also reserved 100,000 options under the plan for future issuance to board members.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred significant, recurring losses since inception, is dependent upon outside sources of funding, and has not yet commenced its principal operations which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship products, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – MEMBER'S EQUITY

As of December 31, 2019, the Company has single member and one class of membership units.

During the years ended December 31, 2019 and 2018, the sole member contributed $61,315 and $46,589, respectively. During the year ended December 31, 2019, the sole member received returns of contributed capital totaling $15,600.